THIRD WAVE TECHNOLOGIES, INC.

502 South Rosa Road

Madison Wisconsin 53719

July 24, 2008

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Third Wave Technologies, Inc.
Form S-3
Filed February 12, 2008
File No. 333-149187

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Third Wave Technologies, Inc. (the “Company”) hereby requests the withdrawal, effective as of the date hereof, of the Company’s registration statement on Form S-3, File No. 333-149187, together with all exhibits thereto (the “Registration Statement”).

On July 24, 2008 Thunder Tech Corp (“Thunder Tech”), a wholly owned subsidiary of Hologic, Inc. (“Hologic”), was merged with and into the Company. The merger was effectuated pursuant to the terms of an Agreement and Plan of Merger dated as of June 8, 2008, by and among Hologic, the Company and Thunder Tech. As a result of the merger, the Company became a wholly owned subsidiary of Hologic, Inc. and shares of the Company’s common stock, $0.001 par value per share, ceased being quoted on the NASDAQ Global Select Market and have been deregistered under he Securities Exchange Act of 1934. The Registrant also filed a certificate and notice of termination on Form 15 with respect to the Company’s common stock

The Company confirms that no securities of the Company have been sold under the Registration Statement.

If you have any questions or comments or require further information or documentation, please do not hesitate to contact the undersigned at (781) 999-7300 or Nina Andersson-Willard of Brown Rudnick LLP, the Company’s outside counsel, at (617) 856-8319.

Respectfully submitted,

THIRD WAVE TECHNOLOGIES, INC.

By:	/s/ Glenn P. Muir
Name:	Glenn P. Muir
Title:	Executive Vice President, Treasurer and Secretary